Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Aon plc and Aon Corporation for the registration of debt securities, guarantees, preference shares, Class A Ordinary Shares, share purchase contracts and share purchase units, and to the incorporation by reference therein of our reports dated February 20, 2018, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Aon plc, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

September 25, 2018